FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefonica- Stake in Telecom Italia	3

Further to the reports registered on 30 April, 3, 7 and 8 May of this year, TELEFÓNICA, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

According to information released yesterday, 23 October 2007, by the National Telecommunications Agency of Brazil (Anatel), the Governing Board of that agency yesterday authorised, subject to certain conditions, the acquisition of an indirect stake in TELECOM ITALIA S.p.A. by TELEFÓNICA, S.A.

As a result, TELEFÓNICA, S.A., ASSICURAZIONI GENERALI S.p.A., INTESA SANPAOLO S.p.A., MEDIOBANCA S.p.A. and SINTONIA S.A. (BENETTON) will in the coming days, after obtaining the relevant administrative authorisations, formally execute the acquisition of the whole of the capital stock of the Italian company OLIMPIA S.p.A., owner of shares representing 18% of the capital that confers voting rights of TELECOM ITALIA S.p.A.

As already indicated in the aforesaid reports of Significant Event, the acquisition will be done through an Italian joint venture company, TELCO S.p.A. (in which TELEFÓNICA, S.A. holds a 42.3% equity stake), which, once the deal is completed, will hold approximately 23.6% of the TELECOM ITALIA S.p.A. voting capital (18% indirectly through OLIMPIA S.p.A. and 5.6% contributed by ASSICURAZIONI GENERALI S.p.A. and MEDIOBANCA S.p.A.).

The acquisition of OLIMPIA S.p.A. will entail an outlay by TELEFÓNICA, S.A. of 2.314 billion euros. Also, in accordance with the resolutions adopted this past 28 April, the acquisition of OLIMPIA S.p.A. will be partly financed with a loan of 1.1 billion euros granted to TELCO S.p.A. by INTESA SANPAOLO S.p.A. and MEDIOBANCA S.p.A. Furthermore, pursuant to the said resolutions and with the aim of financing repayment of the loan, the General Shareholders' Meeting of TELCO S.p.A. will approve a capital increase in an amount of up to 900 million euros, which TELEFÓNICA, S.A. may subscribe and pay for in proportion to its stake in the capital of that company, within a time frame of six months.

Madrid, October 24th, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 24th, 2007	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors